



04004536

SECURITIES .___ _ION
Washington, D.C. 20549

SO 3/9/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 7 2004

SEC FILE NUMBER
8- 044855
65196

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUEFIN RESEARCH PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 STATE STREET, 25TH FLOOR

(No. and Street)

BOSTON   MA   02109
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN KRITZER   617-737-5708

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC   CERTIFIED PUBLIC ACCOUNTANT.

(Name – if individual, state last, first, middle name)

12 PARMENTER ROAD   LONDONDERRY,   03053
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY ——— ———

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

A4
3-18-04

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, __BRIAN KRITZER_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__BLUEFIN RESEARCH PARTNERS, INC._____ , as
of __DECEMBER 31_____ , 20 __03____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

PHILIP M. GIORDANO
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 13, 2008

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUEFIN RESEARCH PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD   LONDONDERRY, NH 03053   TEL. (603) 437-1910
                                                                 FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
BlueFin Research Partners, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of BlueFin Research Partners, Inc., (the Company) as of December 31, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlueFin Research Partners, Inc., as of December 31, 2003, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 24, 2004

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 2,376,124
Receivable from broker-dealers	956,424
Security deposits	132,327
Deposits with clearing organizations	251,867
Other Assets	151,000
Furniture,equipment and software, at cost, less accumulated depreciation of $66,388	178,347
Total Assets	$ 4,046,089

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Accounts payable, accrued expenses, and other liabilities	$ 41,728
Total liabilities	41,728

SHAREHOLDERS' EQUITY:

Common stock, $0.01 par value, 40,000 shares authorized, 100 issued and outstanding	1
Common stock series A, $0.01 par value, 500,000 shares authorized, 254,297 issued and outstanding	2,543
Common stock series B, $0.01 par value, 500,000 shares authorized, 245,678 issued and outstanding	2,457
Additional paid in capital	994,999
Retained earnings	3,004,361
Total shareholders' equity	4,004,361
Total liabilites and shareholders' equity	$ 4,046,089

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$ 9,596,178
Other income	27,148
Interest and dividends	
	$ 9,623,326
Total revenue	
Expenses:	
Employee compensation and benefits	$ 5,569,094
Commissions, floor brokerage, and exchange fees	634,183
Communications, occupancy, and equipment rental	375,765
Other operating expenses	1,291,965
Total expenses	$ 7,871,007
Net income (loss)	$ 1,752,319

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Series A	Additional Paid in Capital	Common Stock Series B	Additional Paid in Capital	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at January 1, 2003	$ 2,543	$ 505,901	$ 2,457	$ 488,899	$ 1	$ 199	$ 1,672,130	$ 2,672,130
Distributions							(420,088)	$ (420,088)
Net income							1,752,319	$ 1,752,319
Balance at December 31, 2003	$ 2,543	$ 505,901	$ 2,457	$ 488,899	$ 1	$ 199	$ 3,004,361	$ 4,004,361

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net income (loss)	$ 1,752,319
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	36,600
Increase in due from broker-dealers	(161,970)
Increase in deposit with clearing organizations	(542)
Increase in security deposit	(5,396)
Increase in other assets	(151,000)
Increase in accounts payable, accrued expenses, and other liabilities	28,729
Total adjustments	(253,579)
Net cash provided by operating activities	1,498,740
Cash flows from investing activities:	
Purchase of furniture, equipment and software	(32,245)
Cash flows from financing activities	
Distributions to shareholders	(420,088)
Net increase in cash	1,046,407
Cash at beginning of the year	1,329,717
Cash at end of the year	$ 2,376,124
Supplemental cash flow disclosures:	
Interest payments	$ -
Income tax payments	$ 456

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

BLUEFIN RESEARCH PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Delaware corporation on October 31, 2001, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2003 was $36,600.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- INCOME TAXES

The company is an S corporation for federal and state income tax purposes. Accordingly, income and losses flow directly to the shareholders, and taxes are paid at that level.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $3,439,650 at December 31, 2003, which exceeded required net capital of $5,000 by $3,434,650. The Ratio of aggregate indebtedness to net capital at December 31, 2003, was 1.21%.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $2,176,124 at December 31, 2003.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all non-cancelable operating leases for the next two years are as follows:

2004 $ 203,645

Rent expense for the office space for the fiscal year 2003 was $285,693.

BLUEFIN RESEARCH PARTNERS, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2003

SCHEDULE I

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS:	
Accounts payable, accrued expenses, and other liabilities	$ 41,729
TOTAL AGGREGATE INDEBTEDNESS	$ 41,729
NET CAPITAL:	
Common stock	$ 5,001
Additional paid in capital	$ 994,999
Retained earnings	3,004,361
	4,004,361
ADJUSTMENTS TO NET CAPITAL:	
Clearing deposit	(100,000)
Security deposit	(132,327)
Other assets	(151,000)
Furniture & equipment	(178,347)
Haircuts	(3,037)
Net capital, as defined	$ 3,439,650
MINIMUM NET CAPITAL REQUIREMENT	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 3,434,650
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	1.21%

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

BLUEFIN RESEARCH PARTNERS, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
RULE 15c3-3 Of THE SECURITIES EXCHANGE ACT Of 1934

DECEMBER 31, 2003

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD   LONDONDERRY. NH 03053   TEL. (603) 437-1910
                                                                                 FAX (603) 437-3676

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5

Board of Directors
BlueFin Research Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BlueFin Research Partners, Inc., (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 24, 2004

STEPHEN J. SUSSMAN
Certified Public Accountant